FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2021 No.3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

The Registrant will hold its Annual General Meeting of Shareholders on August  12, 2021 at 12:00 p.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel.  In connection with the meeting, on or about July 7, 2021, the Registrant will mail to shareholders (i) a Notice of Annual General Meeting and Proxy Statement and (ii) a Proxy Card.

Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Annual General Meeting and Proxy Statement; Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 28, 2021	By:	/s/ Nati Somekh
	Name:	Nati Somekh
	Title:	Corporate Secretary